SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Comverge, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

205859101
(CUSIP Number)

Ardsley Advisory Partners 262 Harbor Drive, 4th Floor Stamford, CT 06902 Attention: Steven Napoli (203) 564-4230
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 16 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205859101	13D/A	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Ardsley Partners Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 205859101	13D/A	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Ardsley Partners Institutional Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 205859101	13D/A	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Ardsley Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 205859101	13D/A	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Ardsley Partners Renewable Energy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 205859101	13D/A	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Ardsley Partners Renewable Energy Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 205859101	13D/A	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON Ardsley Advisory Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 205859101	13D/A	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON Ardsley Partners I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 205859101	13D/A	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON Philip J. Hempleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 205859101	13D/A	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON Spencer Hempleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 205859101	13D/A	Page 11 of 16 Pages

1	NAME OF REPORTING PERSON Benjamin Ian Block
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 205859101	13D/A	Page 12 of 16 Pages

1	NAME OF REPORTING PERSON Steven Napoli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 205859101	13D/A	Page 13 of 16 Pages

This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 11, 2011 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed on December 15, 2011 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed on January 6, 2012 ("Amendment No. 2") and Amendment No. 3 to the Original Schedule 13D filed on March 1, 2013 ("Amendment No. 3" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the "Schedule 13D") with respect to the common stock, par value $0.001 per share (the "Common Stock") of Comverge, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 4 and 5 as set forth below. This Amendment No. 4 constitutes an "exit filing" with respect to the Schedule 13D for the Reporting Persons.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 26, 2012, the Issuer, Peak Holding Corp., a Delaware corporation (“Parent”) and Peak Merger Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), entered into an Agreement and Plan of Merger (“Merger Agreement”).

On May 14, 2012 (the "Event Trigger Date"), the tender offer by Parent and Purchaser to purchase all of the Issuer's outstanding shares of Common Stock for $1.75 per share (the "Offer Price"), net to the selling stockholder in cash, without interest thereon and subject to any withholding of taxes required by applicable law (the "Offer"), expired. A total of 17,972,755 shares of Common Stock were validly tendered and not withdrawn. Purchaser announced the acceptance for payment of all shares of Common Stock validly tendered and not withdrawn in the Offer. On May 15, 2012, pursuant to the terms of the Merger Agreement, Purchaser exercised its irrevocable option to purchase at a price per share equal to the Offer Price, a number of shares of Common Stock equal to the number of shares that, when added to the number of shares owned by Parent and Purchaser at the time of exercise, constitutes one share more than the number of shares necessary for Purchaser to be merged into the Issuer in a short-form merger pursuant to Section 253 of the Delaware General Corporation Law. Also on May 15, 2012, and in accordance with the Merger Agreement, Purchaser and the Issuer effected a short-form merger (the "Merger"). As a result of the Merger, each outstanding share of Common Stock not tendered in the Offer was cancelled and converted into the right to receive a cash payment in an amount equal to the Offer Price. As a result of the purchase of shares of Common Stock held by the Reporting Persons in the Offer and the completion of the Merger, the Reporting Persons are no longer the beneficial owners of any shares of Common Stock.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b), (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) As a result of tendering their shares of Common Stock pursuant to the Offer and the subsequent Merger, the Reporting Persons do not have, and may not be deemed to have, beneficial ownership of any shares of Common Stock.

(b) As a result of tendering their shares of Common Stock pursuant to the Offer and the subsequent Merger, the Reporting Persons do not have, and may not be deemed to have, any voting or dispositive powers with respect to shares of the Common Stock.

(c) Other than the cancellation of shares of Common Stock as a result of the Merger, all transactions in the Common Stock effected by the Reporting Persons during the sixty days prior to the Event Trigger Date are set forth on Appendix B hereto.

(e) May 14, 2012.

CUSIP No. 205859101	13D/A	Page 14 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 6, 2013

ARDSLEY PARTNERS FUND II, L.P.
By: Ardsley Partners I, its general partner

/s/ Steven Napoli
Name: Steven Napoli
Title: General Partner

ARDSLEY PARTNERS INSTITUTIONAL FUND, L.P.
By: Ardsley Partners I, its general partner

/s/ Steven Napoli
Name: Steven Napoli
Title: General Partner

ARDSLEY OFFSHORE FUND, LTD.
/s/ Steven Napoli
Name: Steven Napoli
Title: Director

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.
By: Ardsley Partners I, its general partner

/s/ Steven Napoli
Name: Steven Napoli
Title: General Partner

CUSIP No. 205859101	13D/A	Page 15 of 16 Pages

ARDSLEY RENEWABLE ENERGY OFFSHORE FUND, LTD.
/s/ Steven Napoli
Name: Steven Napoli
Title: Director

ARDSLEY ADVISORY PARTNERS
/s/ Steven Napoli
Name: Steven Napoli
Title: Partner

ARDSLEY PARTNERS I
/s/ Steven Napoli
Name: Steven Napoli
Title: General Partner

PHILIP J. HEMPLEMAN, INDIVIDUALLY
/s/ Steven Napoli *
Steven Napoli, Attorney-in-fact for Philip J. Hempleman

SPENCER HEMPLEMAN, INDIVIDUALLY

/s/ Spencer Hempleman

BENJAMIN IAN BLOCK, INDIVIDUALLY

/s/ Benjamin Ian Block

STEVEN NAPOLI, INDIVIDUALLY

/s/ Steven Napoli

* Evidence of Power of Attorney was filed with the Schedule 13G/A filed on February 15, 2006 (Acc-no: 0000902664-06-000895) and is incorporated by reference into this filing.

CUSIP No. 205859101	13D/A	Page 16 of 16 Pages

Appendix B

TRANSACTIONS IN THE ISSUER’S SHARES OF COMMON STOCK BY THE REPORTING PERSONS DURING THE SIXTY DAYS PRIOR TO THE EVENT TRIGGER DATE

The following tables set forth all transactions in the shares of Common Stock effected by any of the Reporting Persons during the sixty days prior to the Event Trigger Date. All such transactions involved the tender by each of the Reporting Persons of its or his, as applicable, shares of Common Stock pursuant to the Offer.

Ardsley Partners Fund II, L.P.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
05/14/2012	(1,062,800)	1.75

Ardsley Partners Renewable Energy Fund, L.P.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
05/14/2012	(878,600)	1.75

Ardsley Partners Institutional Fund, L.P.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
05/14/2012	(866,500)	1.75

Ardsley Renewable Energy Offshore Fund, Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
05/14/2012	(62,300)	1.75

Managed Accounts

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
05/14/2012	(288,100)	1.75

Ardsley Offshore Fund, Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
05/14/2012	(70,700)	1.75

Steven Napoli

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
06/15/2012	(1,000)	1.75

Spencer Hempleman

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
05/15/2012	(115,000)	1.74